Mail Stop 3561



								July 26, 2005



Richard C. Rochon, Chief Executive Officer
Coconut Palm Acquisition Corp
595 South Federal Highway
Suite 600
Boca Raton, Florida 33432

		RE:	Coconut Palm Acquisition Corp
			Registration Statement on Form S-1
			Amendment Filed: July 6, 2005
      File No. 333-125105

Dear Mr. Rochon:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your response to our prior comment 2. Given that you seek to raise an amount that will provide you with cash coffers sufficient to acquire an operating business with a fair market value equal to at least 80% of your net assets, we do not understand your reference to the "market conditions" that need to be considered in valuing the offering.
2. We disagree with your response to our prior comment 3 and we reissue the comment. Please provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder.
In
this context, we note that: (i) the existing stockholders are allowed to make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders
(approximately $5.46 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and
(iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0011 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less than the conversion price of approximately $5.50 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters.

Prospectus Summary, page 1
3. In the introductory paragraph, clarify statement regarding the definition of "public stockholders" to disclose that the term "public stockholder" as used in this prospectus refers to those persons that purchase the securities offered by the prospectus and any of our existing stockholders that purchase these securities either in this offering or afterwards provided that our existing stockholders` status as "public stockholders" shall only exist with respect to those securities so purchased. In addition, the reference to material being "incorporated by reference" mentioned should be deleted. There is no provision for incorporation of disclosure by reference into a prospectus filed in connection with a registration statement on Form S-1.
4. Clarify that the "Current Report on Form 8-K . . ." will be filed with the Securities and Exchange Commission and whether or not it will be distributed to unit holders.

Risk Factors, page 7
5. In the third risk factor, explain your use of the term "no-shop provision" and how you might employ such a provision in consummating a potential acquisition. We may have further comment.



Use of Proceeds, page 15
6. Clarify here the nature of the affiliation between Royal Palm Capital Management LLP and the officers of the company.
7. The arrangement with Royal Palm filed as exhibit 10.12 is not signed or dated. Please file an executed copy as an exhibit. Proposed Business, page 21
Introduction, page 21
8. We note your revisions in response to our prior comment 12 and we reissue the comment. Expand the disclosure regarding the "similar strategies" employed by management with respect to Devcon International Corp. and Sunair Electronics. Add disclosure addressing the strategies that Coconut Palm Acquisition Corp intends to employ so as to clarify the comparisons to Devcon and Sunair. It is not clear whether CPCI I and CPCI II were blank check companies, whether they were registered and effective with the SEC, whether and how many public investors there were, how they fared and whether they were firm commitment offerings. We may have further comment.

Selection of a Target Business and Structuring of a Business
Combination, page 23
9. We note your response to our prior comment 11. Given what appears to be substantial acquisition experience on the part of management, explain the factors and criteria that these individuals typically employ when contemplating acquisitions.

Certain Transactions, page 35
10. Please disclose your response to our prior comment 21 in the prospectus.
11. Indicate the rate of interest on the $75,000 advance by Royal
Palm.

   Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Don Wiland at (202) 551-3392 if you have questions regarding the financial statements and related matters.
Questions on other disclosure issues may be directed to Jay Ingram at
(202) 551-3397 if you have questions.



      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc.	David Miller, Esq. (by facsimile)
      	212-818-8881







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Richard C. Rochon
Coconut Palm Acquisition Corp
July 26, 2005
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